Exhibit 99.1

530-8th Avenue SW, 6th floor

Calgary AB, T2P 3S8

www.computershare.com

Date: February 7, 2019

To:     All Canadian Securities Regulatory Authorities

           New York Stock Exchange

Subject: VERMILION ENERGY INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 11, 2019
Record Date for Voting (if applicable) :	March 11, 2019
Beneficial Ownership Determination Date :	March 11, 2019
Meeting Date :	April 25, 2019
Meeting Location (if available) :	Calgary AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	923725105	CA9237251058

Sincerely,

Computershare

Agent for VERMILION ENERGY INC.